POTOMAC FUNDS
INVESTOR CLASS
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Potomac Funds Investor Class Distribution Plan shall be as follows:

Potomac U.S./Short Fund
Potomac OTC Plus Fund
Potomac Dow 30 Plus Fund
Potomac Small Cap Plus Fund
Potomac Small Cap/Short Fund
Potomac U.S. Government Money Market Fund
Potomac ContraBond Fund
Potomac 10 Year Plus Fund
Potomac Dollar Bear Fund
Potomac Short Real Estate Fund
Potomac Commodity Bull Fund

Up to 1.00% of the average daily net assets

Potomac Horizon Fund
Potomac Warwick Fund
Evolution Managed Bond Fund
Evolution Managed Equity Fund
PSI Calendar Effects Fund

Up to 0.25% of the average daily net assets

Potomac Dynamic HY Bond Fund

Up to 0.40% of the average daily net assets

Dated: August 1997, as amended April 1, 2005